                                                  PURSUANT TO RULE NO. 424(b)(5)
                                                      REGISTRATION NO. 333-23423
                                                                       333-89073

PROSPECTUS SUPPLEMENT
TO PROSPECTUS DATED MAY 28, 1997

                                2,000,000 Shares

                     [LOGO] EMISPHERE TECHNOLOGIES, INC.

                                  Common Stock

     Our common stock is quoted on the Nasdaq National Market under the symbol EMIS. On October 27, 1999, the last reported sale price of our common stock on the Nasdaq National Market was $12.69 per share.

                                 ------------

                                                          Per Share    Total
                                                          --------- -----------
Public offering price....................................  $11.00   $22,000,000
Underwriting discounts and commissions ..................  $ 0.63   $ 1,260,000
Proceeds to Emisphere, before expenses...................  $10.37   $20,740,000

     We have granted the underwriter an option for a period of 30 days to purchase up to 300,000 additional shares of common stock.

     Hambrecht & Quist LLC is acting as the underwriter of this offering. The underwriter expects to deliver the shares against payment in New York, New York on November 2, 1999.

                                 ------------

         Investing in our common stock involves a high degree of risk.
                   See "Risk Factors" beginning on page S-6.

                                 ------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

                               Hambrecht & Quist

October 28, 1999

                               TABLE OF CONTENTS

Prospectus Supplement                                                       Page
---------------------                                                       ----
Summary....................................................................  S-3
Risk Factors...............................................................  S-6
Use of Proceeds............................................................ S-14
Capitalization............................................................. S-15
Dilution................................................................... S-16
Underwriting............................................................... S-17
Legal Matters.............................................................. S-18
Experts.................................................................... S-18
Where You Can Find More Information........................................ S-19


                              ------------------

                        ABOUT THIS PROSPECTUS SUPPLEMENT

     We have prepared this prospectus supplement to restate our prospectus dated May 28, 1997. This prospectus supplement supersedes the prospectus dated May 28, 1997 and the prospectus supplement dated July 21, 1997.

     We maintain a web site at "www.emisphere.com." Information presented on our web site does not constitute part of this prospectus supplement.

     Unless we indicate otherwise, information in this prospectus supplement assumes that the underwriter will not exercise its over-allotment option.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Certain statements in this prospectus supplement or incorporated by reference into this prospectus supplement constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include (without limitation) statements regarding: planned or expected studies and trials of oral formulations that utilize our technology; the timing of the development and commercialization of our products; potential products that may be developed using our technology; the potential market size, advantages or therapeutic uses of our liquid oral heparin formulation or any other product; and the sufficiency of our available capital resources to meet our funding needs. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These factors include, among others, the following: the success of our oral heparin product and our ability to find a marketing partner to help us commercialize it; the viability of our product candidates, most of which, other than liquid oral heparin, are in the early stages of development; the need to obtain regulatory approval for our liquid oral heparin and other product candidates; our dependence on collaborative partners to develop and commercialize products and our ability to fund such efforts with or without partners; the risk of technological obsolescence and risks associated with our highly competitive industry; our lack of profitable operations and need for additional capital; our dependence on patents and proprietary rights; our dependence on others to manufacture our compounds; the risk of product liability and policy limits of product liability insurance; potential liability for human clinical trials; our dependence on key personnel and the quality, judgment and strategic decisions of management and other personnel; uncertain availability of third-party reimbursement for commercial medical products; general business and economic conditions; and other factors referred to or incorporated by reference into this prospectus supplement.

                                    SUMMARY

     This summary highlights information contained elsewhere in this prospectus supplement and the documents incorporated by reference. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read this entire prospectus supplement and the documents incorporated by reference carefully before making an investment decision.

                          Emisphere Technologies, Inc.

     Emisphere Technologies, Inc. is a biopharmaceutical company specializing in the oral delivery of therapeutic macromolecules and other compounds that are not currently deliverable by oral means. Our objective is to become a leader in the development of oral macromolecule delivery. Our lead product in development is a liquid oral heparin formulation for the prevention of blood clots in high-risk surgery patients. We have completed Phase I and Phase II clinical studies for this product. We are finalizing the Phase III protocol with the FDA and plan to begin Phase III trials in late 1999. In addition, we have developed with Novartis Pharma AG a capsule form of a Novartis therapeutic protein that is currently in a Phase I clinical study.

     Our focus is on developing oral delivery formulations of marketed drugs that are limited in use because they must be administered intravenously or by injection. The drugs we target for development, such as heparin, may be off-patent but their markets are large enough to interest pharmaceutical partners in an oral formulation. We believe combining available drugs with our carriers to create orally administrable formulations reduces development risk because the underlying compound has already been approved for use and its safety and efficacy are therefore well established. We also believe that our technology offers a relatively inexpensive route to generating significant new product opportunities.

     We seek opportunities to collaborate with pharmaceutical companies to apply our oral delivery technology to their therapeutic compounds, whether currently marketed or in development. Since 1997, we have been engaged in a research collaboration with Novartis under which Novartis may acquire an exclusive license to market products utilizing our technologies. Novartis is currently in a Phase I clinical study with a capsule form of a protein using our technology. We also have license agreements with Eli Lilly & Company under which we have granted Lilly exclusive worldwide licenses to use our technologies to develop and commercialize products involving the oral delivery of two of Lilly's compounds. Both candidates are currently in preclinical development. In addition, we are conducting a number of feasibility studies with pharmaceutical and biotechnology companies for various injectable compounds.

     During 1999, we purchased all of Elan Corporation plc's interest in the joint venture we formed in 1996 to develop and market oral forms of heparin. We believe that the complete ownership and control of the technology and rights relating to our oral heparin products will allow for more rapid clinical development and commercialization and greater flexibility in negotiating with a pharmaceutical partner for the marketing rights to these products.

     Traditional drug delivery companies have developed technologies to control the release of drugs and improve dosing regimens. However, there is an emerging group of drug delivery companies, including Emisphere, that are developing technologies that offer alternatives to the existing route of drug administration, including oral administration of previously injectable drugs.

     Oral dosage forms of pharmaceuticals are the safest, and typically most convenient, dosage forms. We believe oral dosage forms are the largest product segment of the pharmaceutical industry and that the potential market for many drugs could be expanded by using novel delivery mechanisms for drugs that are currently available only in an injectable form. We have demonstrated the oral delivery of heparin in humans and the oral delivery of a variety of other compounds in animals (including erythropoietin, insulin, human growth hormone, calcitonin, human parathyroid hormone, cromolyn and deferoxamine). We believe that annual worldwide sales of injectable formulations of these compounds are over $8.0 billion and that the market for these compounds could be larger if oral dosage forms were available.

                                  The Offering

Common stock offered by us..........................  2,000,000 shares
Common stock to be outstanding after this offering..  14,152,806 shares
Use of proceeds.....................................  To fund a portion of the Phase III clinical program for our liquid oral
                                                      heparin formulation, to continue
                                                      research and development and for
                                                      general corporate purposes. See "Use
                                                      of Proceeds."
Nasdaq National Market symbol.......................  EMIS

     Unless we specifically state otherwise, the information in this prospectus supplement does not take into account the issuance of up to 300,000 shares of common stock which the underwriter has the option to purchase solely to cover over-allotments. If the underwriter exercises its over-allotment option in full, 14,452,806 shares of common stock will be outstanding after this offering.

     The number of shares of common stock to be outstanding immediately after this offering is based upon our shares outstanding as of October 6, 1999 and does not take into account 4,980,690 shares of common stock issuable upon exercise of options outstanding at a weighted average exercise price of $10.74 per share, and 848,747 shares available for future grants under our existing stock option plan and employee stock purchase plan.
                               ------------------

     Our principal offices are located at 765 Old Saw Mill River Road, Tarrytown, New York 10591, and our telephone number is (914) 347-2220.

                             Summary Financial Data
                     (in thousands, except per share data)

     The table below summarizes our financial data for the five fiscal years ending July 31, 1999. We derived this summary data from our audited financial statements, which are incorporated by reference from our Annual Report on Form 10-K for the fiscal year ended July 31, 1999. You should read this summary financial data together with our audited financial statements and the notes to those audited financial statements.

                                         Fiscal Year Ended July 31,
                                  --------------------------------------------
                                   1995     1996     1997     1998      1999
                                  -------  -------  -------  -------  --------
Statement of Operations Data:
Revenue.......................... $    33  $ 3,131  $ 5,401  $15,868  $ 10,180
Costs and expenses:
 Research and development........   5,802    6,605    7,724   15,190    22,850
 Acquisition of in-process
  research and development.......      --       --       --       --     9,686
 Loss in Ebbisham Ltd............      --       --    2,550    4,044     3,092
 General and administrative......   2,404    3,337    3,416    5,344     6,051
                                  -------  -------  -------  -------  --------
  Total costs and expenses.......   8,206    9,942   13,690   24,578    41,679
                                  -------  -------  -------  -------  --------
Operating loss...................  (8,173)  (6,811)  (8,289)  (8,710)  (31,499)
Other income and expense.........     389      703      968    1,644       817
                                  -------  -------  -------  -------  --------
Net loss......................... $(7,784) $(6,108) $(7,321) $(7,066) $(30,682)
                                  =======  =======  =======  =======  ========
Net loss per share--basic and
 diluted......................... $ (1.03) $ (0.72) $ (0.77) $ (0.66) $  (2.63)
                                  =======  =======  =======  =======  ========

                                                             July 31, 1999
                                                         -----------------------
                                                         Actual   As Adjusted(1)
                                                         -------  --------------
Balance Sheet Data:
Cash, cash equivalents and marketable securities........ $17,805     $38,226
Working capital.........................................  13,360      33,781
  Total assets..........................................  38,476      58,897
Accumulated deficit..................................... (87,805)    (87,805)
Stockholders' equity....................................  11,287      31,708

------------------
(1) Adjusted to reflect this offering. See "Use of Proceeds."

                                  RISK FACTORS

     You should carefully consider the following risk factors and all of the other information contained in, or incorporated by reference into, this prospectus supplement before purchasing our common stock. Investing in our common stock involves a high degree of risk. Any of the following risks could materially harm our business, operating results and financial condition and could result in a complete loss of your investment.

                    Risks Related to Emisphere Technologies

We are highly dependent on the success of our oral heparin product and we need to find a marketing partner in order to commercialize it.

     Our leading product candidate is a liquid oral heparin USP formulation for the treatment of deep vein thrombosis. Heparin is currently not available in oral form. We are finalizing the Phase III protocol with the FDA and expect to begin Phase III clinical trials for this product before the end of December 1999. The outcome of clinical trials is inherently subject to uncertainty, as is the FDA's drug approval process. We therefore cannot assure you that the Phase III trials will be successful or that our liquid oral heparin product will ultimately receive FDA approval.

     The manufacture, marketing and distribution of pharmaceuticals is a formidable undertaking. We do not have the financial resources or expertise to bring oral heparin to market on our own. For the past three years, our efforts to develop oral heparin were conducted through our joint venture with Elan. In July 1999, the joint venture was terminated. As a result, we assumed sole responsibility for Phase III development and funding. We expect to use a portion of the net proceeds of this offering to complete the Phase III clinical trials. However, we will need to find a third party with significant resources to become our partner in developing, manufacturing, marketing and distributing oral heparin. We cannot assure you that we will be able to identify a suitable partner or that we can negotiate favorable terms for our relationship with that partner. Without a partner, we will need additional funding to complete Phase III trials.

     The success of our liquid oral heparin product will also depend on market acceptance by doctors, patients and third-party payors. We believe that the market for heparin would expand if an orally administered version were available, but we cannot assure you that our oral heparin product will be welcomed and accepted by doctors, patients and third-party payors. In addition, our liquid oral heparin product will compete with other forms of heparin and other anti-coagulants that are produced and marketed by major pharmaceutical companies with significantly greater resources.

     If oral heparin is not approved or we are unable to develop it into a commercially viable product, our prospects will suffer significantly. We have no other products that are beyond early Phase I clinical studies.

Our product candidates are in various stages of development, and we cannot be certain that any will be suitable for commercial purposes.

     To be profitable, we must successfully research, develop, obtain regulatory approval for, manufacture, introduce, market and distribute our products under development. The time frame necessary to achieve these goals for any individual product is long and uncertain. Before we can sell any of our products under development, we must demonstrate through preclinical (animal) studies and clinical (human) trials that each product is safe and effective for human use for each targeted indication. We cannot be certain that we will be able to begin, or continue, our planned clinical trials for our product candidates, or if we are able, that our product candidates will prove to be safe and will produce their intended effects.

     A number of companies in the drug delivery, biotechnology and pharmaceutical industries have suffered significant setbacks in clinical trials, even after showing promising results in earlier studies or trials. We cannot assure you that favorable results in any preclinical study or early clinical trial will mean that favorable results will ultimately be obtained in future clinical trials. Nor can we assure you that results of our limited animal and human studies are indicative of results that would be achieved in future animal studies or human clinical studies, all or some of which will be required in order to have our proposed products obtain regulatory approval. Similarly, we cannot assure you that any of our product candidates will be approved by the FDA. With the exception of our clinical studies for oral heparin, we have not completed any other human clinical studies using our carrier technologies.

Our future business success depends heavily upon regulatory approvals which can be difficult to obtain for a variety of reasons, including cost.

     Our preclinical studies and clinical trials, as well as the manufacturing and marketing of our technologies, are subject to extensive, costly and rigorous regulation by various governmental authorities in the United States and other countries. The process of obtaining required regulatory approvals from the FDA and other regulatory authorities often takes many years, is expensive and can vary significantly based on the type, complexity and novelty of the product candidates. We cannot assure you that any technologies or carriers developed by us, either independently or in collaboration with others, will meet the applicable regulatory criteria in order to receive the required approvals for manufacturing and marketing. Delays in obtaining United States or foreign approvals could result in substantial additional costs to us, and, therefore, could adversely affect our ability to compete with other companies. Additionally, delays in obtaining regulatory approvals encountered by others with whom we collaborate, or other licensees of ours, could also adversely affect our business and prospects.

     If regulatory approval of a product is granted, the approval may place limitations on the intended uses of the product we wish to commercialize, and may restrict the way in which we are permitted to market the product.

We are dependent upon collaborative partners to develop and commercialize compounds using our carriers.

     A key part of our strategy is to form collaborations with pharmaceutical companies that will assist us in developing, testing, obtaining government approval for and commercializing oral forms of therapeutic compounds using our drug delivery technologies. We do not currently possess the ability or resources necessary to reach these goals alone, and we do not currently intend independently to market products incorporating our technologies in the foreseeable future. Other than our strategic alliances with Novartis and Lilly, we have no commitments or development agreements currently in effect.

     Accordingly, we cannot assure you that:

   . we will be able to enter into collaborative arrangements to develop products utilizing our drug delivery technologies;

   . any existing or future collaborative arrangements will be successful;
     or

   . milestones in these agreements will be met.

If we are unable to obtain development assistance and funds from other pharmaceutical companies to fund a portion of our product development costs and to commercialize products, we may have to delay, scale back or curtail one or more of our activities.

Our strategic alliances with Novartis and Lilly may not result in commercializable products.

     Novartis recently initiated a Phase I study in the United Kingdom of a capsule form of a product resulting from the application of our carrier technology to a protein macromolecule selected by Novartis. We cannot assure you that the results desired by Novartis will be achieved or that, even if achieved, Novartis will exercise its option to license the product for further commercial development. In December 1999, the research and development phase of the collaboration, which led to the Phase I study, will end and funding from Novartis to us for that research and development will cease. Novartis may choose to commence further research and development regarding a second compound.

     While our license agreements with Lilly provide for payments upon reaching milestones and for royalties in the event a product is successfully commercialized by Lilly, there is no provision for minimum royalty payments and, therefore, no guarantee that we will ever receive additional revenues from the license agreements. The strategic alliance does not require Lilly to use our technologies exclusively, and we are aware of collaborations between Lilly and others pursuing non-oral delivery of one of the proteins that is the subject of our strategic alliance with them. In addition, the strategic alliance represents the exclusive vehicle through which we may develop and market orally deliverable products based on the subject proteins and our carrier technologies.

     In September 1998, Lilly formally selected one of our proprietary carriers for clinical testing of an oral formulation of Lilly's therapeutic protein for the treatment of osteoporosis. Lilly subsequently incurred unexpected results with respect to the injectable form of the protein and suspended its development. As a result, we are awaiting further direction from Lilly on the project.

We have incurred substantial losses since inception and expect to incur further losses.

     Since our inception in 1986, we have generated significant losses from operations and we anticipate that we will continue to generate significant losses from operations for the foreseeable future. At July 31, 1999, our accumulated deficit was approximately $87.8 million. Operations to date have been funded with the proceeds from collaborative research agreements, public and private equity and debt financings and income earned on investments.

     We expect to experience a substantial increase in oral heparin clinical development expenses in fiscal 2000 as the product enters into Phase III clinical trials, the most expensive phase of the clinical development process. We will no longer receive funding from our former joint venture partner, Elan. As a result, we believe that we will continue to incur increasing operating losses and will require substantial additional financial resources to complete our oral heparin clinical development program and other research and development efforts.

We require substantial additional funding.

     We will require substantial additional funding in order to complete our oral heparin clinical development, continue our other research and product development programs and preclinical testing and clinical trials of other product candidates, fund our operating expenses, pursue regulatory approvals of our product candidates, and establish manufacturing and marketing capabilities. In order to assure funding for our future operations, we will need to obtain a marketing partner for our liquid oral heparin product and may be required to obtain financing for Phase III development on our own until a partner is found. However, we cannot assure you that we will be successful in attracting a marketing partner or in raising additional capital. In the event that a marketing partner for our liquid oral heparin product is not found, we expect that cash, cash equivalents, and marketable securities on-hand, combined with either additional financing or delaying clinical trials and curtailing operations will allow us to meet our liquidity requirements into the second quarter of fiscal 2001.

     In the past we have raised additional capital through public and private equity and debt financings. We cannot assure you that additional capital will be available on acceptable terms or without severe dilution to the existing stockholders, if at all. If adequate funds are not available, we will be required to delay, scale back or eliminate some or all of our research and development programs.

If we cannot adequately protect our patent and proprietary rights, our business will suffer.

     Our success will depend, in part, on our ability to obtain patent protection for our products, processes and technologies, to preserve our trade secrets, and to operate without infringing the proprietary rights of third parties, in various jurisdictions. We have been granted 39 patents on our drug delivery technologies in the United States which will expire beginning in 2007.

     We cannot assure you that any patent applications relating to our potential products or processes will result in patents being issued, or that resulting patents, if any, are valid, enforceable or will provide protection against competitors who challenge our patents, obtain patents that may have an adverse effect on our ability to conduct business, or are able to circumvent our patent position. We cannot assure you that we will have the necessary financial resources to enforce any of our patents.

     The manufacture, use or sale of our product candidates may infringe the patent rights of others. We may be unable to avoid infringement of those patents and we may have to seek a license, defend an infringement action, or challenge the validity of those patents in court. We cannot assure you that a license will be available to us, if at all, on terms and conditions acceptable to us or that we will prevail in any patent litigation. If we do not obtain a license under these patents, are found liable for infringement, or are not able to have the patents declared invalid, we may be liable for significant monetary damages, may encounter significant delays in bringing products to market, or may be precluded from participating in the manufacture, use or sale of products or methods of treatment covered by these patents. We cannot assure you that we have identified or will identify in the future, United States and foreign patents that pose a risk of infringement.

     Part of our strategy involves collaborative arrangements with other pharmaceutical companies for the development of new formulations of drugs developed by others and, ultimately, the receipt of royalties on sales of the new formulations of those drugs. These drugs are generally the property of the pharmaceutical companies and may be the subject of patents or patent applications and other forms of protection owned by the pharmaceutical companies. To the extent those patents or other forms of protection expire, become invalid or otherwise ineffective, or to the extent those drugs are covered by patents or other forms of protection owned by third parties, sales of those drugs by the collaborating pharmaceutical company may be restricted, limited or enjoined, or may cease. Accordingly, the potential for royalty revenues to us may be adversely affected.

     To protect our proprietary technologies and processes, we rely in part on maintaining trade secrets protected by confidentiality agreements with our partners, employees, consultants and contractors. Nevertheless, we cannot assure you that these agreements will provide adequate protection for our trade secrets and other proprietary information in the event of any unauthorized use or disclosure or in the event others lawfully develop the information.

We are dependent on third parties to manufacture our products.

     We currently have no manufacturing facilities for large-scale clinical or commercial production of any compounds under consideration as products. For the foreseeable future, we intend to rely on third parties to manufacture our carriers and potential products.

     These third-party manufacturers must comply with the applicable FDA good manufacturing practice regulations, which include quality control and quality assurance requirements as well as maintenance of records and documentation. Manufacturing facilities are subject to ongoing periodic inspection by the FDA and corresponding state agencies, including unannounced inspections, and must be licensed before they can manufacture any of our carriers or products. We cannot assure you that our present or future suppliers will be able to comply with the applicable good manufacturing practice regulations and other FDA regulatory requirements. After regulatory approvals are obtained, later discovery of previously unknown problems or failure to comply with the regulatory requirements may result in restrictions on the marketing of a product, withdrawal of the product from the market, seizures, injunctions or criminal sanctions.

We may face product liability claims related to participation in clinical trials or the use or misuse of our products.

     We have product liability insurance with a policy limit of $5.0 million per occurrence. The testing, manufacturing and marketing of products for humans utilizing our drug delivery technologies may expose us to potential product liability and other claims resulting from their use. While we intend to have human clinical trials conducted by contract research organizations or our pharmaceutical partners, and to have these parties indemnify us for claims arising out of those trials, we cannot assure you that indemnity undertakings, if any, will be sufficient. Similarly, while we have obtained, and will seek to obtain, waivers of liability from all persons who participate in human clinical trials conducted by us or on our behalf, we cannot assure you that waivers will be effective to protect us from liability or the costs of litigation.

     Liability may also result from claims made directly by consumers or by pharmaceutical companies or others selling our products. We seek to structure future development programs with pharmaceutical companies that would complete the development, manufacturing and marketing of the finished product, but the indemnity undertakings for product liability claims secured by us with the pharmaceutical companies may later prove to be insufficient. While we may obtain additional product liability insurance if we determine that such insurance is desirable, we cannot assure you that the insurance we obtain would be adequate to fully protect us. In the event of a successful suit against us, if we do not have adequate product liability insurance coverage, we will be materially adversely affected.

We are dependent on our key personnel and will need to attract and retain additional key personnel in the future.

     Our success depends upon the continued contributions of our executive officers and scientific and technical personnel. During our operating history, many key responsibilities within our company have been assigned to a relatively small number of individuals. The competition for qualified personnel is intense, and the loss of services of key personnel could adversely affect our business. In particular, the loss of the services of Michael M. Goldberg, M.D., our Chairman of the Board and Chief Executive Officer, could have a material adverse effect on our operations. We have an employment agreement through July 2000 with Dr. Goldberg, and have obtained key man insurance in the amount of $1.0 million on his life.

     In addition, we rely on members of our scientific advisory board and consultants to assist us in formulating our research and development strategy. All of the members of the scientific advisory board and all of our consultants are otherwise employed and each such member or consultant may have commitments to other entities that may limit their availability to us or other interests that may conflict with our interests.

                         Risks Related to Our Industry

We face rapid technological change and intense competition.

     Our success depends, in part, upon maintaining a competitive position in the development of products and technologies in an evolving field in which developments are expected to continue at a rapid pace. We compete with other drug delivery, biotechnology and pharmaceutical companies, research organizations, individual scientists and non-profit organizations engaged in the development of alternative drug delivery technologies or new drug research and testing, as well as with entities developing new drugs that may be orally active. Many of these competitors have greater research and development capabilities, experience, and marketing, financial and managerial resources than we do, and, therefore, represent significant competition for us.

     Additionally, acquisitions of, investments in, or collaborations with competing drug delivery or biotechnology companies by large pharmaceutical companies could enhance a competitor's financial, marketing and other resources. Consolidation among drug delivery and biotechnology companies could have a similar effect. Accordingly, our competitors may succeed in developing competing technologies or obtaining government approval for products before we do. Developments by others may render our product candidates, or the therapeutic compounds used in combination with our product candidates, noncompetitive or obsolete.

     Our products, when developed and marketed, may compete with existing injectable versions of the same drug, some of which are well established in the marketplace and manufactured by formidable competitors. For example, our oral heparin products will compete with injectable heparin, low molecular weight heparin, and warfarin, an oral anti-coagulant. These products are marketed throughout the world by very large companies such as Pharmacia & Upjohn, Inc., Rhone-Poulenc S.A. and E.I. DuPontde Nemours & Co.

The unavailability of third-party reimbursement may limit the use of our products, which would adversely affect our business.

     The commercial success of our carrier products and technologies are substantially dependent on whether third-party reimbursement is available for the use of our products by hospitals, clinics and doctors. The continuing efforts of government and insurance companies, health maintenance organizations and other third-party payors of health care costs to contain or reduce costs of health care may affect our future revenues and profitability, as well as the availability of capital. Significant uncertainty exists as to the reimbursement status of newly approved health care products, such as those we are currently developing. If we do succeed in bringing products to market, we cannot guarantee that the products will be considered by third-party payors to be cost effective or outcome effective, or that adequate third-party reimbursement will be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development. Likewise, legislation and regulations affecting the pricing of pharmaceuticals may change before our proposed products are approved for marketing.

Commercialized products are subject to continuing regulation.

     Even if our products receive regulatory approval, either in the United States or internationally, we will continue to be subject to extensive regulatory requirements. These regulations are wide ranging and govern, among other things:

   . adverse drug experience reporting regulations;

   . product promotion;

   . product manufacturing, including good manufacturing practice ("GMP") requirements; and

   . product changes or modifications.

     If we fail to comply or maintain compliance with such laws and regulations, we may be fined and barred from selling our products. If the FDA believes that we are not in compliance with the law, it can:

   . seize our products;

   . mandate a recall;

   . stop future sales through injunctive procedures; and

   . assess civil and criminal penalties against us.

We may be adversely affected by the "Year 2000" problem.

     The "Year 2000" problem relates to many currently installed computers, software, and other equipment that are not capable of distinguishing 21st century dates from 20th century dates. As a result, systems used by many companies, in a very wide variety of applications, will experience operating difficulties unless they are modified, upgraded, or replaced to process adequately information involving, related to or dependent upon the century change. If one of our business systems or the business system of a third party dealing with us fails because of the inability of the business system to properly read a 21st century date, the results could have a material adverse effect on our operations.

     We have established a team to address our Year 2000 risk. The team has reviewed our infrastructure and believes that it has identified substantially all of the major business systems used in connection with our internal operations. We have completed the process of identifying and correcting the major business systems that needed to be modified, upgraded, or replaced. Costs incurred to date to correct Year 2000 problems have not been material to our results of operations.

     We also recognize the risk that suppliers of products, services, and collaborators with whom we transact business on a worldwide basis may not comply with Year 2000 requirements. We have initiated formal communications with significant suppliers and collaborators to determine the extent to which we are vulnerable if these third parties fail to remediate their own Year 2000 issues. We are unable to determine, at this time, the probability that any material supplier or collaborator will not be able to correct any Year 2000 problem in a timely manner. In the event any such third parties cannot provide us with products, services, or continue to collaborate with us, our results of operations could be materially adversely affected.

                       Risks Relating to Our Common Stock

Anti-takeover provisions of our corporate charter documents, Delaware law, and our agreements with collaborators may affect the price of our common stock.

     Our Board of Directors has the authority to issue up to 1,000,000 shares of preferred stock and to determine the rights, preferences and privileges of those shares without any further vote or action by our stockholders. Of these 1,000,000 shares, 200,000 are currently designated Series A Junior Participating Cumulative Preferred Stock in connection with our stockholders' rights plan, and the remaining 800,000 shares remain available for future issuance. Your rights as a holder of common stock may be adversely affected by the rights of the holders of any preferred stock that may be issued in the future. Additional provisions of our certificate of incorporation and by-laws could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting common stock. These include provisions that classify our board of directors, limit the ability of stockholders to take action by written consent, call special meetings, remove a director for cause, amend the by-laws or approve a merger with another company.

     We are subject to the provisions of Section 203 of the Delaware General Corporation Law which prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is a person who, either alone or together with affiliates and associates, owns (or within the past three years, did own) 15% or more of the corporation's voting stock.

     We also have a stockholder's right's plan, commonly referred to as a "poison pill," that makes it difficult, if not impossible, for a person to acquire control of us without the consent of our Board of Directors.

     In addition, we have contractual "standstill" agreements with Lilly, Novartis and Elan which generally prohibit each company from acquiring shares of our outstanding voting stock above specified levels. We may enter into additional standstill agreements with future collaboration partners and with prospective collaboration partners before we begin negotiating collaborations with them.

Our stock price has been and may continue to be volatile.

     The trading price for our common stock has been and is likely to continue to be highly volatile. The market prices for securities of drug delivery, biotechnology and pharmaceutical companies, have historically been highly volatile. Factors that could adversely affect our stock price include:

   . fluctuations in our operating results;

   . announcements of technological collaborations, innovations or new products by us or our competitors;

   . governmental regulation;

   . developments in patent or other proprietary rights;

   . public concern as to the safety of drugs developed by us or others;

   . the results of preclinical testing and clinical studies or trials by us or our competitors;

   . litigation; and

   . general market conditions.

Future sales of common stock, or the prospect of future sales, may depress our stock price.

     Sales of a substantial number of shares of common stock, or the perception that sales could occur, could adversely affect the market price of our common stock. As of July 31, 1999, we have outstanding options to purchase up to 3,625,739 shares of common stock which are currently exercisable and additional options to purchase up to 1,223,989 shares of common stock are exercisable over the next several years. In addition, an aggregate of 25,000 shares of common stock have been reserved for issuance under our Directors' Deferred Compensation Plan, of which 3,348 shares are currently issuable. The holders of these options or rights have an opportunity to profit from a rise in the market price of our common stock with a resulting dilution in the interests of the other stockholders. The existence of these options or rights may adversely affect the terms on which we may obtain additional financing.

                                USE OF PROCEEDS

     We estimate that the net proceeds of this offering will be approximately $20.4 million after deducting underwriting discounts and estimated offering expenses. We intend to use the net proceeds of this offering for:

   . Phase III clinical testing of our liquid oral heparin formulation;

   . continuing research and development; and

   . the remainder, if any, for general corporate purposes.

     The degree to which we will use proceeds from this offering for these different purposes will depend on when and if we find a marketing partner for our oral heparin products. If we do not enter into a marketing partnership for oral heparin in the near future we will need to seek additional funding in order to complete Phase III trials.

     Numerous factors, including the progress of our Phase III trials, the rate of our progress in our research and development programs, the results of other preclinical and clinical studies and the timing of regulatory approvals, may affect the amounts we spend on each proposed use. Expenditures will also depend upon the extent to which we establish collaborative research or marketing arrangements with other companies, the availability of other financing and other factors.

     Pending application of the proceeds from this offering, we intend to invest the net proceeds in short-term, investment-grade, interest-bearing instruments.

                                 CAPITALIZATION

     The table below describes our capitalization at July 31, 1999 and our capitalization as adjusted to reflect the offering and the application of the net proceeds of the offering, which are estimated to be $20.4 million after deducting underwriting discounts and estimated offering expenses.

                                                              July 31, 1999
                                                            ------------------
                                                                         As
                                                             Actual   Adjusted
                                                            --------  --------
                                                             (in thousands)
Debt:
 Senior convertible notes(1)............................... $  2,648  $  2,648
 Note payable..............................................   20,000    20,000
                                                            --------  --------
                                                              22,648    22,648
Stockholders' equity:
 Preferred Stock, par value $.01 per share, 1,000,000
  shares authorized; no shares issued and outstanding,
  actual and as adjusted................................... $    --   $    --
 Common Stock, par value $.01 per share, 40,000,000 shares
  authorized; 12,181,468 shares issued (12,137,968
  outstanding) actual; 14,181,468 shares issued (14,137,968
  outstanding) as adjusted(2)..............................      122       142
 Additional paid-in capital................................   99,162   119,563
 Accumulated deficit.......................................  (87,805)  (87,805)
 Net unrealized gain on marketable securities..............        1         1
 Less 43,500 shares of Common Stock held in treasury, at
  cost.....................................................     (193)     (193)
                                                            --------  --------
    Total stockholders' equity............................. $ 11,287  $ 31,708
                                                            --------  --------
Total capitalization....................................... $ 33,935  $ 54,356
                                                            ========  ========

------------------
(1) The outstanding balance of our senior convertible notes plus accrued interest were paid in full on September 15, 1999.
(2) Does not include (i) 4,821,251 shares of common stock issuable upon the exercise of options outstanding and 994,224 shares available for future grant under our existing stock option plans and employee stock purchase plan and (ii) 3,348 shares of common stock issuable under our Directors' Deferred Compensation Stock Plan and 21,652 shares available for future issuance under that plan.

                                    DILUTION

     At July 31, 1999, we had a net tangible book value of $2.9 million or $0.24 per share of our common stock. Net tangible book value per share represents the amount of our total assets less intangible assets such as purchased technology and deferred financing costs, less total liabilities, divided by the number of shares of our common stock outstanding. Without taking into account any changes in net tangible book value after July 31, 1999, other than the offering, after deducting underwriting discounts and estimated offering expenses, our pro forma net tangible book value at July 31, 1999 would have been $23.3 million, or $1.65 per share. This represents an immediate dilution in pro forma net tangible book value of $9.35 per share to new investors purchasing shares of common stock in this offering and an immediate increase in pro forma net tangible book value of $1.41 per share to our existing stockholders. The following table illustrates the per share dilution:

  Public offering price per share to be paid by a new investor....       $11.00
  Net tangible book value per share before offering............... $0.24
  Increase in net tangible book value per share attributable to new investors..................................................  1.41
                                                                   -----
  Pro forma net tangible book value per share after offering......         1.65
                                                                         ------
  Dilution per share to new investors.............................       $ 9.35
                                                                         ======

     The computation above is based on the number of shares of our common stock outstanding as of July 31, 1999 which does not include 4,821,251 shares of common stock issuable upon the exercise of options outstanding and 994,224 shares available for future grant under our existing stock option plan and employee stock purchase plan. In addition, an aggregate of 25,000 shares of common stock have been reserved for issuance under our Directors' Deferred Compensation Plan, of which 3,348 shares are currently issuable. To the extent that shares are issued under these plans in the future, there will be further dilution to new investors.

                                  UNDERWRITING

     Subject to the terms and conditions of the underwriting agreement, Hambrecht & Quist LLC, the underwriter of this offering, has agreed to purchase from us all of the shares of our common stock offered by this prospectus supplement.

     The underwriting agreement provides that the obligations of the underwriter are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certificates, opinions and letters from us, our counsel and independent auditors. The underwriter has committed to purchase all shares of common stock if any are purchased.

     The underwriter proposes to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus supplement and to selected dealers at such price less a concession not in excess of $0.37 per share. The underwriter may allow, and the dealers may reallow, a concession not in excess of $0.10 per share to other dealers. After the public offering of the shares, the offering price and other selling terms may be changed by the underwriter.

     We have granted to the underwriter an option, exercisable no later than 30 days after the date of this prospectus supplement, to purchase up to 300,000 additional shares of common stock at the public offering price, less the underwriting discount, set forth on the cover page of this prospectus supplement. The underwriter may exercise the option in whole or in part, and we will be obligated, pursuant to the option, to sell shares to the underwriter to the extent the option is exercised. The underwriter may exercise the option only to cover over-allotments made in connection with the sale of common stock offered in this prospectus supplement.

     The following table summarizes the compensation that we will pay to the underwriter in connection with this offering:

                                                                  Total
                                                          ---------------------
                                                           Without
                                                     Per    Over-    With Over-
                                                    Share Allotment  Allotment
                                                    ----- ---------- ----------
Underwriting discounts and commissions............. $0.63 $1,260,000 $1,449,000

     The offering of the shares is made for delivery when, as and if accepted by the underwriter and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. Hambrecht & Quist LLC reserves the right to reject an order for the purchase of shares in whole or in part.

     We have agreed to indemnify Hambrecht & Quist LLC against liabilities, including liabilities under the Securities Act, and to contribute to payments Hambrecht & Quist LLC may be required to make with regard to those potential liabilities.

     We and all of our executive officers and directors have agreed not to offer, sell, contract to sell, or otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock or securities exchangeable for or convertible into shares of common stock during the period from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement without the prior written consent of Hambrecht & Quist LLC, except, in our case, pursuant to our employee benefit plans, qualified stock plans and other employee compensation plans existing on the date of this prospectus supplement and pursuant to currently outstanding options and rights.

     The underwriter may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the common stock at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids or effecting syndicate covering transactions. A stabilizing bid means the placing of any bid or effecting of any purchase for the purpose of pegging, fixing or maintaining the price of the common stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with an offering. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market, or otherwise. This stabilizing, if commenced, may be discontinued at any time.

     In connection with this offering, the underwriter and selling group member (if any) who is a qualified market maker on the Nasdaq National Market may engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended. During the business day prior to the pricing of the offering before the commencement of offers or sales of our common stock, passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid of such security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

     We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $319,000.

                                 LEGAL MATTERS

     Paul, Weiss, Rifkind, Wharton & Garrison, New York, New York will pass upon the validity of the common stock and other legal matters related to this offering for us. Morgan, Lewis & Bockius LLP, New York, New York will pass upon legal matters related to this offering for the underwriter.

                                    EXPERTS

     The financial statements, as of July 31, 1999 and 1998 and for each of the three years in the period ended July 31, 1999, included in our Annual Report on Form 10-K for the year ended July 31, 1999 and incorporated by reference in this prospectus supplement, have been incorporated herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file reports, proxy statements and other information with the Securities and Exchange Commission. You can read and copy these reports, proxy statements and other information at the Commission's Public Reference Room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Call (800) SEC-0330 for more information on the Public Reference Room. The Commission maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission. The site's address is "www.sec.gov."

     We have filed a Registration Statement on Form S-3 under the Securities Act with respect to this offering. For further information regarding us and our common stock you should refer to the Registration Statement and its exhibits and schedules.

     The Commission allows us to "incorporate by reference" the information in documents that we file with them. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement, and information in documents that we file later with the Commission will automatically update and supersede this information.

     We incorporate by reference the documents listed below and any future filings we make with the Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act:

  (1) Our Annual Report on Form 10-K for the fiscal year ended July 31, 1999;

  (2) Our Current Report on Form 8-K dated October 28, 1999;

  (3) The description of our preferred stock purchase rights contained in our Registration Statement on Form 8-A, dated March 5, 1996; and

  (4) The description of our Common Stock contained in our Registration Statement on Form 8-A, dated September 11, 1990.

     We also incorporate by reference into this prospectus supplement all documents that we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement and prior to the termination of this offering.

     We will provide a copy of any or all of these documents (other than exhibits unless the exhibits are specifically incorporated by reference into the document), without charge, upon written or oral request to: Emisphere Technologies, Inc., 765 Old Saw Mill River Road, Tarrytown, NY 10591,
Attention: Secretary, telephone (914) 347-2220.

     Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus supplement shall be deemed to be modified or superseded for the purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document which also is or is deemed to be incorporated by reference modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

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                                2,000,000 Shares

                      [LOGO] EMISPHERE TECHNOLOGIES, INC.

                                  Common Stock

                              ------------------

                             PROSPECTUS SUPPLEMENT

                              ------------------

                               Hambrecht & Quist

                              ------------------

                                October 28, 1999

                              ------------------

     You should rely only on information contained in this prospectus supplement. We have not authorized anyone to provide you with information different from that contained in this prospectus supplement. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus supplement is accurate only as of the date of this prospectus supplement, regardless of the time of delivery of this prospectus supplement or of any sale of our common stock.

     We have not taken any action in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus supplement in any such jurisdiction. Persons who come into possession of this prospectus supplement in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus supplement applicable to that jurisdiction.

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